     As filed with the Securities and Exchange Commission on June 30, 1999


                                                      Registration No. 333-_____
================================================================================
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  ___________

                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                                  ___________

                             Metris Companies Inc.
          (Exact name of the Registrant as specified in its charter)

              Delaware                                 41-1849591
    (State or other jurisdiction of                (I.R.S. Employer
     incorporation or organization)               Identification No.)

                             600 South Highway 169
                                  Suite 1800
                           St. Louis Park, MN 55426
                                (612) 525-5020
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            Z. Jill Barclift, Esq.
            Executive Vice President, Secretary and General Counsel
                             600 South Highway 169
                                  Suite 1800
                           St. Louis Park, MN 55426
                                (612) 525-5020
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  ___________

       Approximate date of commencement of proposed sale to the public:
   From time to time after this Registration Statement becomes effective, as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                  ___________

                                                  CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                             Proposed              Proposed
                                                                             Maximum               Maximum              Amount of
     Title of Each Class of Securities            Amount to be            Offering Price          Aggregate           Registration
             to be Registered                      Registered               Per Unit           Offering Price             Fee
------------------------------------------------------------------------------------------------------------------------------------
Series C Perpetual Convertible Preferred
Stock, $.01 par value                          1,501,647 shares (1)         $693.20 (2)       $1,040,941,700           $ 289,382
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                  30,225,190 shares (3)(4)      $ 34.66 (5)       $6,663,385 (5)           $1,852 (5)
------------------------------------------------------------------------------------------------------------------------------------
Series D Junior Participating Convertible
Preferred Stock $.01 par value                   100,000 shares (6)            (7)                   (7)                  (7)
====================================================================================================================================

(1) Includes additional shares of Series C Perpetual Convertible Preferred Stock that may be issued from time to time as dividends on the Series C Perpetual Convertible Preferred Stock.
(2) The Series C Perpetual Convertible Preferred Stock is convertible into Common Stock at a conversion rate of 20-to-one, as adjusted in certain circumstances. Accordingly, the proposed maximum offering price is estimated solely for the purpose of calculating the registration fee and, pursuant to Rule 457(c) under the Securities Act, based upon the average high and low sale prices of the Common Stock as quoted on the New York Stock Exchange on June 24, 1999.
(3) Includes: (a) 192,250 shares of Common Stock to be issued to Mr. Rakesh Kaul upon exercise of an option; (b) 30,032,940 shares of Common Stock which represents the Company's good-faith estimate of the number of shares of Common Stock that may be issued upon conversion of the Series C Perpetual Convertible Preferred Stock and the Series D Junior Participating Convertible Preferred Stock registered hereunder; (c) pursuant to Rule 416 under the Securities Act, additional shares of Common Stock that may be issued as a result of the "anti-dilution" provisions of the Series C Perpetual Convertible Preferred Stock; and (d) pursuant to Rule 416 under the Securities Act, shares of Common Stock that may become issuable due to adjustments for changes resulting from a stock split, stock dividend or other similar event.
(4) Reflects a two-for-one stock split of the Common Stock effected by the Company on June 15, 1999.
(5) Estimated solely for the purpose of the registration fee and, pursuant to Rule 457(c) under the Securities Act, based upon the average of the high and low sale prices of the Common Stock as quoted on the New York Stock Exchange on June 24, 1999. Pursuant to Rule 457(i) under the Securities Act, this amount does not include any registration fee in respect of the Common Stock issuable by the Company pursuant to (b), (c) or (d) of (3) above, as the Registrant will not receive any separate consideration in respect of such Common Stock.
(6) Represents the Company's good-faith estimate of the number of shares of Series D Junior Participating Convertible Preferred Stock that may be issued upon conversion of the Series C Perpetual Convertible Preferred Stock and pursuant to Rule 416 under the Securities Act, includes additional shares of Series D Junior Participating Convertible Preferred Stock that may be issued as a result of the "anti-dilution" provisions of the Series C Perpetual Convertible Preferred Stock and Series D Junior Participating Convertible Preferred Stock.
(7) Pursuant to Rule 457(i), no registration fee is required, as the Registrant will not receive any separate consideration in respect of the Series D Junior Participating Convertible Preferred Stock.

                                  ___________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Metris Companies Inc. has filed a registration statement relating to these securities with the Securities and Exchange Commission. We may not sell or accept offers to buy these securities before the registration statement becomes effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Any sale of these securities must be accompanied by a supplement to this prospectus.

                  SUBJECT TO COMPLETION, DATED JUNE 30, 1999

PROSPECTUS

                             METRIS COMPANIES INC.

       Series C Perpetual Convertible Preferred Stock, Common Stock and
           Series D Junior Participating Convertible Preferred Stock

      This prospectus relates to shares of Series C Perpetual Convertible Preferred Stock, Common Stock and Series D Junior Participating Convertible Preferred Stock of Metris Companies Inc., a Delaware corporation, that may be offered for sale from time to time by the selling stockholders. We will refer to the Series C Preferred Stock, Common Stock and the Series D Preferred Stock as the "Securities."

      The following summarizes the terms of the Series C Preferred Stock:

Dividends
---------
 .     We will pay dividends at an annual rate of 9%, payable quarterly in additional shares of Series C Preferred Stock.
 .     We will pay dividends at an annual rate of 15% after December 9, 2008.
 .     Dividend rate increases and becomes payable in cash in some events following a change of control.
 .     Holders are also entitled to any dividends or distributions paid on the
      Common Stock.

Voting Rights
-------------
 .     Holders have the right to vote on all matters voted on by holders of
      Common Stock on an as-converted basis, except the election of directors.
 .     Holders have the right to elect four directors as a class.

Redemption
----------
 .     Prior to December 9, 2008, we may redeem the Series C Preferred Stock only in limited circumstances.
 .     After December 9, 2008, we may redeem the Series C Preferred Stock at any time.

Conversion
----------
 .     Holders may convert into Common Stock or, if applicable, Series D
      Preferred Stock at any time.
 .     Series C Preferred Stock automatically converts in some circumstances after December 9, 2005.
 .     For each share of Series C Preferred Stock, the holder receives shares of
      Common Stock worth $372.50 + accrued dividends + premium amount designed to guarantee seven years' worth of dividends at the 9% annual rate.
 .     The premium amount is reduced in some circumstances if conversion occurs prior to January 1, 2004.

      The Series D Preferred Stock will be issued in lieu of Common Stock upon conversion of the Series C Preferred Stock in the event that the issuance of Common Stock would cause a Triggering Event, as described herein. Holders of the Series D Preferred Stock will receive the same dividends and distributions paid to holders of Common Stock, unless the distribution includes a voting security, in which case the holders of the Series D Preferred Stock will receive a substantially equivalent security without voting rights. The Series D Preferred Stock will automatically convert into Common Stock at the time such conversion will not cause a Triggering Event.

      The Common Stock is listed on the New York Stock Exchange under the symbol "MXT." On June 29, 1999, the last reported sale price of the Common Stock on the New York Stock Exchange was $36.63 per share.

      We originally issued the Securities in transactions exempt from registration under the Securities Act of 1933. We will not receive any of the proceeds from the sale of any Securities offered hereby.

Investing in the Securities involves some risks. See "Risk Factors" on page 3 of this prospectus.

                         ----------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                         ----------------------------

               The date of this Prospectus is             , 1999

                             About this Prospectus

      This prospectus is part of a registration statement that we have filed with the SEC using a "shelf" registration process. Under this shelf registration process, the selling stockholders may, from time to time, sell the Series C Preferred Stock, Common Stock and Series D Preferred Stock in one or more offerings. This prospectus provides you with a general description of the Securities. Each time any of the selling stockholders sells Securities, to the extent required by law, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where it is unlawful to do so. You should not assume that the information contained in this prospectus is accurate as of any date other than its date, and neither the delivery of this prospectus nor the sale of securities hereunder shall create any implication to the contrary.

      In this prospectus, the "Company," "we," "us" and "our" refer to Metris Companies Inc., a Delaware corporation, and our subsidiaries. Unless the context otherwise requires or as otherwise expressly stated, all numbers in this prospectus reflect the two-for-one stock split of Common Stock which we effected on June 15, 1999.

    Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary
                                   Statement

      This prospectus and the documents incorporated by reference herein contain certain forward-looking statements and information relating to the Company that are based on the beliefs of management, as well as assumptions made by, and information currently available to, management. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from such statements. You should not place undue reliance on these forward-looking statements, as they speak only of our views as of the date the statement was made and are not a guarantee of future performance.

      Forward-looking statements include statements and information as to our strategies and objectives, growth in earnings per share, return on equity, growth in our managed loan portfolio, net interest margins, funding costs, operating costs and marketing expenses, delinquencies and charge-offs and industry comparisons or projections. Forward-looking statements may be identified by the use of terminology such as "may," "will," "believes," "does not believe," "no reason to believe," "expects," "plans," "intends," "estimates," "anticipated" or "anticipates" and similar expressions, as they relate to the Company or our management. These statements reflect management's current views with respect to future events and are subject to certain risks, uncertainties and assumptions.

      The factors discussed under "Risk Factors" on page 3 of this prospectus, among others, could cause our actual results to differ materially from those expressed in any forward-looking statements. Though we have attempted to list comprehensively these important factors, we caution you that other factors may prove in the future to be important in affecting our results of operations. New factors emerge from time to time and it is not possible for us to predict all of such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

                      WHERE YOU CAN FIND MORE INFORMATION

      The Securities Exchange Act of 1934 (the "Exchange Act") requires us to file reports, proxy statements and other information with the SEC. You may inspect and copy our reports, proxy statements and other information at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of this material at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. For more information about these public reference facilities, call the SEC at 1-800-SEC-0330. In addition, you may access our reports, proxy statements and other information electronically by means of the SEC's Web site at http://www.sec.gov. The Common Stock is listed on the New York Stock Exchange, and you may also inspect copies of any documents filed with the SEC at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005.

      We have filed a Registration Statement related to the offering described in this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information which you can find in the Registration Statement. For further information pertaining to the Company and the Securities, you are referred to the Registration Statement and its exhibits, which you may inspect or obtain as indicated above. This prospectus is qualified in its entirety by such other information.

      The Exchange Act allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This prospectus incorporates by reference the following documents that we have previously filed with the SEC:

      1. our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

      2.   our Quarterly Report on Form 10-Q for the period ended March 31,
           1999;

      3.   our Current Report on Form 8-K dated June 22, 1999;

      4. our Definitive Proxy Statement for the Special Meeting of Stockholders held on March 12, 1999, filed with the SEC on February 1, 1999;

      5. our Definitive Proxy Statement for the Annual Meeting of Stockholders held on May 11, 1999, filed with the SEC on March 30, 1999; and

      6. the description of our Common Stock which is contained in our Registration Statement filed with the SEC under Section 12 of the Exchange Act, including any subsequent amendment or any report filed for the purpose of updating such description.

      This prospectus also incorporates by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date the offering of the Securities is completed.

      You may obtain copies of the documents which are incorporated by reference in this prospectus (other than exhibits to such documents which are not specifically incorporated by reference in such documents), without charge, upon written or oral request to Metris Companies Inc., 600 South Highway 169, Suite 1800, St. Louis Park, Minnesota 55426, Attention: Investor Relations (telephone number (612) 593-4820).

                                  THE COMPANY

      We are an information-based direct marketer of consumer credit products and fee-based services primarily to moderate income consumers. Our primary consumer credit products are unsecured credit cards issued by our subsidiary, Direct Merchants Credit Card Bank, National Association ("Direct Merchants Bank"). Our customers and prospects include individuals for whom credit bureau information is available and customers of a former affiliate, Fingerhut Corporation ("Fingerhut"), from the Fingerhut database. We market our fee-based services, including debt waiver programs, membership clubs and extended service plans, as well as third-party insurance, to our credit card customers and customers of third parties.

      Our principal executive offices are located at 600 South Highway 169, Suite 1800, St. Louis Park, Minnesota 55426, and our telephone number is (612) 525-5020. Our Web site is located at http://www.metriscompanies.com.

                                 RISK FACTORS

      You should carefully consider the following risk factors, in addition to other information contained or incorporated by reference in this prospectus, before investing in the Securities being offered hereby.

Our Profitability and Ability to Grow is Dependent on Our Funding Sources

      Securitization Markets. We depend heavily upon the securitization of our credit card loans to fund our operations and growth. As recently as the fourth quarter of 1998, these markets have undergone disruptions which adversely affected the ability of companies like us to raise money from these sources. Furthermore, our ability to securitize our assets depends on the continued availability of credit enhancement on acceptable terms and the continued favorable legal, regulatory, accounting and tax environment for these transactions.

      In addition, even if we are able to securitize our assets consistent with past practice, poor performance of our securitized assets, including increased delinquencies and credit losses, could result in a downgrade or withdrawal of the ratings on the outstanding securities issued in our securitization transactions, cause early amortization of such securities or result in higher required credit enhancement levels. As a result, poor performance of our securitized assets could divert significant amounts of cash that would otherwise be available to us. This could jeopardize our ability to complete other securitization transactions on acceptable terms, decrease our liquidity and force us to rely on other potentially more expensive funding sources, to the extent available. We cannot assure you that the securitization market will continue to offer suitable funding alternatives.

      Credit Facility. We rely on our credit facility to fund our operations and growth. If we breach any of our covenants under our credit facility, including various financial covenants, the lenders may terminate the facility. Disruptions in the securitization market could negatively affect our ability to comply with these covenants, and therefore our ability to borrow or replace this facility could be adversely affected.

      Other Funding Sources. We also expect to obtain financing by selling debt and equity securities. Our ability to obtain this financing is dependent upon many factors, including general market conditions. We cannot assure you that we will be able to obtain this financing on favorable terms or at all. In addition, restrictions contained in our debt agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities.

      Jumbo CD Program. Beginning in the first quarter of 1999, Direct Merchants Bank began issuing jumbo certificates of deposit. We expect to use the proceeds of these deposits to fund our operations and growth. For example, the acquisition of a credit card portfolio from GE Capital is being funded in part by the proceeds of deposits received to date. To maintain our current level of access to the jumbo certificate of deposit market, Direct Merchants Bank must maintain a "well capitalized" rating. If it does not do so, we may be required to modify the program and may not be able to accept additional deposits.

      Our ability to obtain financing from the various sources available to us is dependent upon many factors, including those outside of our control. In addition, disruptions or unfavorable conditions related to one financing source may negatively affect our ability to access other financing sources, or may increase our financing costs.

We Require a High Degree of Liquidity to Operate Our Business

      We depend on cash flow from operations, asset securitization, our credit facility, our jumbo CD program and the issuance of debt and equity to fund our operations and growth. The loss or interruption of any of these sources of funding could adversely affect our ability to operate.

      Key elements of our strategy are dependent upon us having available cash. These cash needs include:

      .    funding receivable growth through marketing campaigns;

      . additional credit enhancement in the case of poor performance of our securitized assets;

      . interest and principal payments under our securitizations, our credit agreement, our existing senior notes and other indebtedness;

      .    ongoing operating expenses;

      . maintenance of the "well capitalized" status of our subsidiary, Direct Merchants Bank, which is necessary to maintain the jumbo CD program;

      .    portfolio acquisitions;

      . fees and expenses incurred in connection with the securitization of receivables and the servicing of them; and

      . tax payments due on receipt of excess cash flow from securitization trusts.

      Given these cash needs, we anticipate that we will need to enter into financing transactions on a regular basis. We cannot assure you that we will be able to secure funds to support our cash needs on terms as favorable as past transactions. Any adverse change in the funding sources we use could force us to rely on other potentially more expensive funding sources, to the extent available, and could have other adverse consequences.

Our Target Market for Consumer Credit Products May Lead to Higher Default and Bankruptcy Rates

      The primary risk associated with unsecured lending to moderate income consumers is higher default or bankruptcy rates than other income classes of consumers, resulting in more accounts being charged-off as uncollectible. In addition, general economic factors, such as the rate of inflation, unemployment levels and interest rates, may result in greater delinquencies and credit losses among moderate income consumers than among other income classes of consumers. We may not be able to successfully identify and evaluate the creditworthiness of our target customers to minimize the expected higher delinquencies and losses. We also cannot assure you that our risk-based pricing system can offset the negative impact on profitability that the expected greater delinquencies and losses may have.

The Lack of Seasoning of Our Credit Card Portfolio Creates a Risk of Increasing Loss Levels

      Our growth strategy is likely to produce a continued flow of unseasoned accounts into our portfolio. The average age of a credit card issuer's portfolio of accounts generally affects the level and stability of delinquency and loss rates of that portfolio. For example, a portfolio containing mostly older accounts generally behaves more predictably than a newly originated portfolio. At March 31, 1999, 72% of our credit card accounts were less than 36 months old. The delinquency and charge-off ratios for the following periods do not reflect the favorable impact of purchase accounting related to the portfolio acquisitions. At March 31, 1999, 8.3% of our managed credit card loans were 30 days or more delinquent, compared to 7.4% at December 31, 1998, 7.1% at December 31, 1997 and 5.5% at December 31, 1996. For the quarter ended March 31, 1999, we had annualized net charge-offs of 10.8%, compared to 10.8%, 9.3% and 6.2% for the years ended December 31, 1998, 1997 and 1996, respectively. As a result, until the accounts become more seasoned, we expect the delinquency and loss levels of our portfolio to continue to increase. Any material increases in delinquencies and losses beyond our expectations could have a material adverse impact on us and the value of our net retained interests in loans securitized, which are subordinated to the interests sold in such securitizations.

Our Limited Operating History as a Stand-Alone Entity Makes Predicting Future Performance Difficult

      In connection with our spin off from Fingerhut Companies Inc. ("FCI") in September 1998, we significantly changed our funding sources to stand-alone financing without guarantees from FCI. We have incurred and expect to continue to incur higher borrowing expense under our current credit facility because of our lower independent credit rating. Our relatively short existence as a stand-alone company makes it difficult to apply historical operating results and trends to assess our future performance.

We May Not Be Able to Sustain and Manage Growth

      In order to meet our strategic objectives, we plan to continue to expand our credit card loan portfolio. Continued growth in this area depends largely on:

      .    our ability to attract new cardholders;

      .    growth in both existing and new account balances;

      . the degree to which we lose accounts and account balances to competing card issuers;

      .    levels of delinquencies and losses;

      . the availability of funding, including securitizations, on favorable terms;

      . general economic and other factors such as the rate of inflation, unemployment levels and interest rates, which are beyond our control;

      .    our ability to acquire and integrate portfolios; and

      .    stability and growth in management.

      Our continued growth also depends on our ability to manage such growth effectively. Factors that affect our ability to successfully manage growth include: retaining and recruiting experienced management personnel, finding and adequately training new employees, cost-effectively expanding our facilities, growing and updating our management systems and obtaining capital when needed.

We May Not Be Able to Successfully Integrate Portfolio Acquisitions

      As previously mentioned, our growth depends in part on our ability to acquire and successfully integrate new portfolios of credit card customers. Since our risk-based pricing system depends on information regarding customers, limited or unreliable historical information on customers within an acquired portfolio may have an impact on our ability to successfully and profitably integrate that portfolio. Our success also depends on whether the desirable customers of an acquired portfolio close their accounts after transfer of the portfolio. A large attrition rate would result in a lower borrowing base upon which to assess fees, higher costs relating to closing accounts and less potential for marketing fee-based services. In addition, if customers reduce their borrowings after the transfer of accounts, the acquired portfolio may be less profitable than originally expected.

We May Not Be Able to Successfully Market Our Fee-Based Services or Sign Additional Marketing Alliances

      We target our fee-based services to our credit card customers and customers of third parties. Because of the variety of offers provided and the diversity of the customers targeted, we are uncertain about how many customers will respond to our offers for these fee-based services. We may experience higher than anticipated costs in connection with the internal administration and underwriting of these fee-based services and lower than anticipated response or retention rates.

      Furthermore, we may not be able to expand the fee-based services business or maintain historical growth and stability levels if:

      .    we cannot successfully market credit cards to new customers;

      . existing credit card customers close accounts voluntarily or involuntarily;

      .    existing fee-based services customers cancel their services;

      .    we cannot form marketing alliances with other third parties; or

      . new or restrictive state regulations limit our ability to market or sell fee-based services.

Interest Rate Fluctuations Impact the Yield on Our Assets and Funding Expense

      An increase or decrease in market interest rates could have a negative impact on the net interest spread between the yield on our assets and our cost of funding. A rise in market interest rates may indirectly impact the payment performance of our customers. We try to minimize the impact of changes in market interest rates on our cash flow, asset value and net income primarily by funding variable rate assets with variable rate funding sources and by using interest rate derivatives to match asset and liability repricings. However, changes in market interest rates may have a negative impact on us.

Current and Proposed Regulation and Legislation Limit Our Business Activities, Product Offerings and Fees Charged

      Various federal and state laws and regulations significantly limit the activities in which we and Direct Merchants Bank are permitted to engage. Such laws and regulations, among other things, limit the fees and other charges that we are allowed to charge, limit or prescribe certain other terms of our products and services, require specified disclosures to consumers, govern the sale and terms of products and services we offer and require that we maintain certain licenses, qualifications, or capital requirements. In some cases, the precise application of these statutes and regulations is not clear. In addition, the regulatory framework at the state and federal level regarding some of our fee-based products is evolving. The regulatory framework affects the design or profitability of such products and our ability to sell certain products. In addition, numerous legislative and regulatory proposals are advanced each year which, if adopted, could adversely affect our profitability or further restrict the manner in which we conduct our activities. The failure to comply with, or adverse changes in, the laws or regulations to which our business is subject, or adverse changes in the interpretation thereof, could adversely affect our ability to collect our receivables and generate fees on the receivables which could have a material adverse effect on our business.

Other Industry Risks Related to Consumer Credit Products and Fee-Based Services Could Negatively Impact Us

      We face a number of risks associated with unsecured lending. These include the risk that delinquencies and credit losses will increase because of future economic downturns; the risk that an increasing number of customers will default on the payment of their outstanding balances or seek protection under bankruptcy laws; and the risk that fraud by cardholders and third parties will increase. We also face the risk that increased criticism from consumer advocates and the media could hurt consumer acceptance of our products, as well as the risk of litigation, including class action litigation, challenging our product terms, rates, disclosures, collections or other practices, under state and federal consumer protection statutes and other laws.

Due to Intense Competition in Our Consumer Credit Products and Fee-Based Services Businesses, We May Not Be Able to Compete Successfully

      We face intense and increasing competition from numerous financial services providers, many of which have greater resources than we do. In particular, our credit card business competes with national, regional and local bank card issuers, as well as other general purpose and private label credit card issuers. There has been a recent increase in solicitations to moderate income consumers, as competitors have increasingly focused on this market. Customers are attracted to credit card issuers largely on the basis of price, credit limit and other product features; as a result, customer loyalty is often limited. According to published reports, as of December 1998, the 20 largest issuers accounted for approximately 90% (based on receivables outstanding) of the market for general purpose credit cards. Many of these issuers are substantially larger, have more seasoned credit card portfolios and often compete for customers by offering lower interest rates and/or fee levels than we do. We cannot assure you that we will be able to compete successfully in this environment.

      We also face competition from numerous fee-based services providers, including insurance companies, financial services institutions and other membership-based or consumer services providers, many of which are larger, better capitalized and more experienced than us. As we continue to expand our extended service plan business to the customers of third-party retailers, we compete with manufacturers, financial institutions, insurance companies and a number of independent administrators, many of which have greater operating experience and financial resources than we do.

Changes in the Relationship With FCI Could Materially Impact Our Business

Upon a Change of Control of the Company, Fingerhut Can Terminate Our Access to Their Database and May Repurchase Credit Cards Bearing the Fingerhut Name and Logo

      We have entered into a number of agreements with FCI or Fingerhut for the purpose of defining the ongoing relationship between us, some of which are material to our business. We rely on our access to the Fingerhut database, including the Fingerhut suppression and bad debt file, to market financial services products. As of March 31, 1999, Fingerhut customers in the Fingerhut database represented 36% of our credit card accounts and all of the purchasers of our extended service plans. Until we develop our own significant database and extended service plan marketing relationships with other companies, our success will depend largely on our rights to the Fingerhut Database to market such service plans and our right to be the provider of certain financial services products to Fingerhut customers. Fingerhut can terminate our contractual rights to this access in the event a third party acquires control of the Company and, upon termination of the agreement, Fingerhut has the right to repurchase any then outstanding general purpose credit cards bearing the Fingerhut name and logo. Any denial or delay of this access or any such repurchase could have a significant economic impact on us.

Recent Acquisition of Fingerhut Could Negatively Impact Us

      On February 11, 1999, FCI announced that it had agreed to be acquired by Federated Department Stores, Inc. This transaction was completed on March 18, 1999. Although our agreements with FCI and Fingerhut were not terminated by this transaction, we cannot predict how this change in status for FCI may impact our relationship with FCI and Fingerhut.

The Failure to Be Year 2000 Compliant Could Negatively Impact Us

      The "Year 2000 Problem" is a result of computer systems using two digits rather than four digits to define the applicable year. We, like all database marketing companies and financial services institutions, depend heavily upon computer systems for all phases of our operations. We process data through our own systems and obtain data and processing services from various vendors. We must concern ourselves not only with our own systems, but also with the status of Year 2000 compliance with respect to those vendors that provide data and processing services to us.

      Most of our existing information systems are less than three years old and were originally designed for Year 2000 compliance, but as a cautionary measure, we have begun testing such internal systems for Year 2000 compliance. We also depend on databases maintained by FCI and card and statement generation, among other services, provided by First Data Resources. We have created a Year 2000 project team to identify, address and monitor internal systems and vendor issues related to Year 2000 problems. The project team meets monthly with systems experts at FCI and works closely with our identified material vendors, including First Data Resources, to determine the impact of our and the vendors' plans for becoming Year 2000 compliant. As of March 31, 1999, the project is on schedule. The project team has developed high-level contingency plans to address non-compliance by our material vendors, which may include replacing vendors. We may have difficulty identifying acceptable alternative vendors, many of which may be overburdened with requests from similarly situated companies. If we are unable to identify acceptable and available alternative vendors, the transition of services to such vendors may be time consuming and costly.

      Although we cannot ensure compliance by all of our vendors on a timely basis, we believe that we are taking appropriate steps to identify exposure to Year 2000 problems and to address them on a timely basis. In addition, we believe that we have adequate resources to achieve Year 2000 compliance for our systems which currently may not be compliant and that the costs of Year 2000 compliance will not be material to us. If, however, compliance with Year 2000 issues is not completed on a timely basis or is not fully effective, the most reasonably likely worst case scenario that may impact our results of operations, financial condition and prospects is the failure of First Data Resources, Visa and MasterCard to provide services. Our cardholders would be unable to use their credit cards or otherwise access their accounts. Due to several unknown contributing factors, and the scope of the Year 2000 issue, the impact this worst case scenario would have on our results of operations, financial condition and prospects, is an uncertainty. The scenarios will be analyzed and addressed in our contingency plans.

Our Stock Price May Be Volatile

      Factors such as actual or anticipated fluctuations in our operating results, regulatory developments, conditions and trends in the consumer credit industry, general market conditions and other factors beyond our control may significantly affect the market price of our Common Stock. In addition, the market has, from time to time, experienced significant price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These broad fluctuations may also adversely affect the market price of our Common Stock.

Lack of a Public Market for the Series C Preferred Stock and the Series D Preferred Stock May Affect Your Ability to Resell Those Securities

      There is no established trading market for the Series C Preferred Stock or the Series D Preferred Stock, and we cannot assure you that a trading market for the Series C Preferred Stock or the Series D Preferred Stock will develop. Moreover, if a market for the Series C Preferred Stock or the Series D Preferred Stock does develop, the Series C Preferred Stock or the Series D Preferred Stock could trade below the price at which the selling stockholders are offering their shares. If a market for the Series C Preferred Stock or the Series D Preferred Stock does not develop, purchasers may be unable to resell the Series C Preferred Stock or the Series D Preferred Stock for an extended period of time, or at all. Future trading process of the Series C Preferred Stock or the Series D Preferred Stock will depend upon many factors, including our consolidated operating results and the market for the Common Stock. The market for the Common Stock is subject to various pressures, including the issuance of additional preferred stock, Common Stock or securities convertible or exchangeable into Common Stock.

Our Anti-Takeover Provisions Could Negatively Impact the Value of Your
Securities

      Our Amended and Restated Certificate of Incorporation, as amended (the "Certificate") and Amended and Restated By-Laws, as amended (the "By-Laws") contain restrictions that may discourage other persons from attempting to acquire control of the Company. These restrictions include, without limitation, a Board of Directors that has staggered terms for some of its members, specified notice and supermajority voting provisions and "fair price" provisions. Only a majority of our Board of Directors may call a special meeting of stockholders, and the Board may issue preferred stock in one or more series without the specific approval of the holders of the Common Stock. The terms of the Series C Preferred Stock also contain some anti-takeover implications. For example, the dividend rate on the Series C Preferred Stock will increase upon the occurrence of specified events following a change of control. In addition, some of our agreements with Fingerhut and FCI, including the agreement under which we use the Fingerhut database, contain provisions allowing Fingerhut or FCI to terminate if a third party acquires control of the Company. These devices may discourage or render more difficult a change of control of the Company or the removal of incumbent management, which could reduce the market value of the Securities.

          RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

      The following table sets forth our ratios of earnings to fixed charges and preferred dividends and our ratios of earnings to fixed charges for the periods indicated. Because we did not have any preferred stock outstanding prior to December 9, 1998, our ratios of earnings to fixed charges and preferred dividends for periods prior to that date are the same as our ratios of earnings to fixed charges.

                                                    Three Months
                                                   Ended March 31,                      Year Ended December 31,
                                                   ---------------         -----------------------------------------------
                                                  1999        1998        1998        1997       1996       1995       1994
                                                  ----        ----        ----        ----       ----       ----       ----
Ratio of earnings to fixed charges and
preferred dividends                                2.6         3.6         3.7        5.7        8.3        6.9        134.2
Ratio of earnings to fixed charges                 4.4         3.6         3.9        5.7        8.3        6.9        134.2

      For these ratios, earnings and fixed charges include applicable amounts for us and our subsidiaries on a consolidated basis. "Earnings" consist of earnings from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest on indebtedness and a portion of rental expense we believe to be representative of the interest factor. Our ratios of earnings to fixed charges and preferred dividends are calculated on an owned basis (i.e. excluding securitized assets).

                                USE OF PROCEEDS

      We will not receive any proceeds from the sale of Securities by the selling stockholders.

                             SELLING STOCKHOLDERS

      On October 24, 1996, we issued an option to purchase 192,250 shares (post-split) of Common Stock to Rakesh Kaul in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

      On June 1, 1999, we issued 840,646.7 shares of Series C Preferred Stock to certain affiliates of Thomas H. Lee Company (the "Lee Investors") in exchange for all of our outstanding Series B Perpetual Preferred Stock (including accrued dividends), 12% Senior Notes due 2006 and ten-year warrants to purchase 3,750,000 shares (pre-split) of Common Stock that we had issued and sold to the Lee Investors on December 9, 1998. The original issuance of securities to the Lee Investors, as well as the issuance of Series C Preferred Stock in exchange therefor, constituted transactions exempt from the registration requirements of the Securities Act. The Lee Investors and Rakesh Kaul are collectively referred to herein as the "selling stockholders." Mr. Kaul has no affiliation with the Lee Investors.

      We are registering the Securities to permit public secondary trading of the Securities, and the selling stockholders may offer the Securities for resale from time to time. We have filed with the SEC, under the Securities Act, a Registration Statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the Securities from time to time pursuant to Rule 415 of the Securities Act and have agreed to use our reasonable best efforts to keep such Registration Statement effective until the resale of all of the Securities is complete, or, with respect to Mr. Kaul, until June 30, 2001, whichever is earlier.

      Because a selling stockholder may sell all or part of its Securities offered hereby, we cannot estimate the number or percentage of any of the Securities such selling stockholder will hold upon the completion of any offering made hereby. We will include such information, as well as any changed information concerning the selling stockholders, in supplements to this prospectus.

      The following table sets forth, as of June 1, 1999, certain information with respect to the Securities beneficially owned by each selling stockholder. The term "selling stockholders" includes those holders listed below as the beneficial owners of the Securities, as well as their transferees, pledgees, donees or successors.

                                            Shares of      Percentage                                   Shares of      Percentage
                                             Series C     of Series C     Shares of      Percentage      Series D     of Series D
                                            Preferred      Preferred        Common       of Common      Preferred      Preferred
                Name                          Stock          Stock        Stock (1)        Stock          Stock          Stock
                ----                          ------         -----        ---------        -----          -----          -----
Rakesh Kaul                                        --          --          192,250 (2)        *            --             --
Thomas H. Lee Equity Fund IV, L.P.          778,723.8        92.6%      15,574,476         28.0%           --             --
Thomas H. Lee Foreign Fund IV, L.P.          26,851.3         3.2%         537,026          1.0%           --             --
1997 Thomas H. Lee Nominee Trust             10,866.1         1.3%         217,322            *            --             --
David V. Harkins                              2,504.1           *           50,082            *            --             --
The 1995 Harkins Gift Trust                     279.3           *            5,586            *            --             --
Scott A. Schoen                               2,087.4           *           41,748            *            --             --
C. Hunter Boll                                2,087.4           *           41,748            *            --             --
Scott M. Sperling                             2,087.4           *           41,748            *            --             --
Anthony J. DiNovi                             2,087.4           *           41,748            *            --             --
Thomas M. Hagerty                             2,087.4           *           41,748            *            --             --
Warren C. Smith, Jr.                          2,087.4           *           41,748            *            --             --
Seth W. Lawry                                   871.8           *           17,436            *            --             --
Kent R. Weldon                                  580.6           *           11,612            *            --             --
Terrence M. Mullen                              463.1           *            9,262            *            --             --
Todd M. Albrecht                                463.1           *            9,262            *            --             --
Charles A. Brizius                              346.6           *            6,932            *            --             --
Scott Jaeckel                                   132.5           *            2,650            *            --             --
Soren Oberg                                     132.5           *            2,650            *            --             --
Thomas R. Shepherd                              244.1           *            4,882            *            --             --
Wendy L. Masler                                  53.3           *            1,066            *            --             --
Andrew D. Flaster                                53.3           *            1,066            *            --             --
Kristina A. Watts                                35.2           *              704            *            --             --
Robert Schiff Lee 1998 Irrevocable Trust        209.9           *            4,198            *            --             --
Stephen Zachary Lee                             209.9           *            4,198            *            --             --
Charles W. Robins as Custodian for Jesse
  Albert Lee                                    137.7           *            2,754            *            --             --
Charles W. Robins                                53.3           *            1,066            *            --             --
James Westra                                     53.3           *            1,066            *            --             --
Thomas H. Lee Charitable Investment L.P.      4,630.5           *           92,610            *            --             --
THL-CCI Investors Limited Partnership           207.0           *            4,140            *            --             --

----------
*     Less than 1%.
(1) Except with respect to Rakesh Kaul, all shares of Common Stock beneficially owned by the selling stockholders are shares that may be issued upon conversion of the Series C Preferred Stock at the current conversion rate of 20-to-one.
(2)   Shares to be issued upon exercise of an option.

      On June 25, 1999, Thomas H. Lee, David V. Harkins, C. Hunter Boll and Thomas M. Hagerty, each a beneficial owner of Series C Preferred Stock, were appointed to serve on our Board of Directors with the consent of the holders of the Series C Preferred Stock.

                         DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock is necessarily general and is qualified in its entirety by reference to our Certificate (including the Certificates of Designation establishing the Series C Preferred Stock and the Series D Preferred Stock) and By-Laws, copies of which are included as exhibits to the Registration Statement of which this prospectus is a part.

General

      Under the Certificate, our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share.

Common Stock

Dividend and Voting Rights

      Holders of Common Stock are entitled to one vote per share of Common Stock on each matter submitted to a vote of stockholders, including the election of directors, and have no preemptive rights to subscribe for additional shares from the Company. Voting rights are not cumulative, with the result that holders of more than 50% of the shares of Common Stock are able to elect all of the Company's directors elected by the holders of Common Stock. Subject to the prior rights of creditors and the holders of any Preferred Stock which may be outstanding from time to time, including the Series C Preferred Stock and the Series D Preferred Stock, holders of Common Stock are entitled to receive dividends out of funds legally available therefor when, as and if declared by the Board of Directors and to receive pro rata the net assets of the Company legally available for distribution upon liquidation or dissolution. Our credit facility places certain restrictions on the payment of dividends.

Liquidation and Redemption Rights

      We have granted our lenders security interests in a substantial portion of our assets under the credit facility. Subject to the prior rights of creditors and the holders of any Preferred Stock which may be outstanding from time to time, including the Series C Preferred Stock and the Series D Preferred Stock, holders of Common Stock are entitled to share pro rata in the distribution of any remaining assets in the event of liquidation, dissolution or winding up of the Company. We may redeem shares of Common Stock at fair market value (as defined in the Certificate) if the Board of Directors determines that such redemption is necessary to prevent the loss or secure the restatement of any license or franchise from any governmental agency, which license or franchise is conditional upon some or all holders meeting certain prescribed qualifications.

Options to Purchase Common Stock

      We have granted options to purchase shares of Common Stock to certain employees and directors pursuant to our employee and non-employee director stock option plans.

Other

      All shares of Common Stock offered hereby are fully paid and nonassessable. The Common Stock is listed on the New York Stock Exchange under the symbol "MXT."

Preferred Stock

      Our Certificate authorizes our Board of Directors to issue up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series, with such voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms and certain other rights and preferences, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issuance of such Preferred Stock. The Board of Directors may issue any or all of such shares without the approval of the holders of Common Stock.

      We have designated 2,400,000 shares of such Preferred Stock as Series B Perpetual Preferred Stock, 2,000,000 shares of such Preferred Stock as Series C Preferred Stock and 100,000 shares of such Preferred Stock as Series D Preferred Stock. No shares of Series B Perpetual Preferred Stock or Series D Preferred Stock are currently outstanding.

Series C Preferred Stock

      The following summarizes certain terms of the Series C Preferred Stock. This discussion is necessarily general and is qualified in its entirety by the Certificate of Designation establishing the Series C Preferred Stock, a copy of which is included as an exhibit to the Registration Statement of which this prospectus is a part.

      The Series C Certificate of Designation fixes a purchase price of $372.50 per share of Series C Preferred Stock. The Series C Preferred Stock ranks senior (with respect to dividends and liquidation payments) to any future Preferred Stock of the Company.

Dividends

      We pay dividends on the Series C Preferred Stock quarterly, on a cumulative basis, in additional shares of Series C Preferred Stock at an annual rate of 9%, compounded quarterly. In addition, holders of the Series C Preferred Stock are entitled to receive all dividends paid with respect to the Common Stock (other than dividends payable in additional shares of Common Stock) on an as-converted basis. We have paid a quarterly dividend of $.005 per share (post-split) on the Common Stock each of the last nine quarters. After December 9, 2008, the annual dividend rate on the Series C Preferred Stock will increase to 15%, compounded quarterly. However, on or after such date, we will have the option to redeem the Series C Preferred Stock at par plus accrued dividends. In certain circumstances following a change of control, the dividends on the Series C Preferred Stock will be subject to further increase, as discussed below.

      If the Board of Directors determines in good faith for any legal, tax, regulatory or other good reason that it is inappropriate or inadvisable to pay one or more dividends in-kind as described above, our Board may, by a vote of 80% of its members (including a majority of the directors elected by, or appointed with the consent of, the holders of Series C Preferred Stock or, if there are no such directors, the holders of a majority of the outstanding shares of Series C Preferred Stock), determine to pay such dividend in cash, debt securities or other securities of the Company. In order to make such a substitution, our Board must reasonably believe that the dividend would be substantially economically equivalent to the in-kind dividend that otherwise would have been declared.

      Notwithstanding the two preceding paragraphs, we may not pay dividends on the Series C Preferred Stock, other than dividends in-kind, dividends paid in shares of Common Stock or non-voting stock or dividends declared and paid only out of our net earnings for the year in which the declaration is made, prior to the payment in full of our 10% Senior Notes due 2004 ("10% Notes") and our Senior Notes due 2006, issued in July 1999. If, as a result of the preceding sentence, we cannot pay cash dividends to the holders of Series C Preferred Stock, we may not declare and pay cash dividends on the Common Stock except to the extent that cash dividends can also be declared and paid on the Series C Preferred Stock. In addition, if we cannot pay cash dividends to the holders of Series C Preferred Stock upon certain events following a change of control as described below, we will pay such dividends in additional shares of Series C Preferred Stock valued at $372.50 per share.

Conversion at the Option of the Holder

      Holders of the Series C Preferred Stock may convert it to Common Stock at any time. For each share of Series C Preferred Stock converted into Common Stock, the holder will receive that number of shares of Common Stock (valued at the conversion price, which is currently $18.63 per share) worth $372.50 plus accrued dividends and a premium amount designed to guarantee that the holder receives the benefit of seven years' worth of dividends at the 9% annual rate (the "Conversion Value"). However, in the event of an optional conversion by any holder of the Series C Preferred Stock prior to January 1, 2004 not effected in connection with a change of control, proposed redemption of shares, or liquidation or winding up of the Company, the premium amount will be reduced. If any such optional conversion occurs prior to January 1, 2000, the holder will not receive any premium amount. If any such optional conversion occurs on or after January 1, 2000 and prior to January 1, 2004, the premium amount related to each share so converted will be reduced so that the total number of shares of Common Stock to be received by the holders approximately equals the amount indicated in the following table:

-----------------------------------------------------------------------------------------------------------
                                                       Holders will receive a total number of shares of
                                                       Common Stock (including the Premium
For an optional conversion of all shares between:      Amount) of approximately:
-----------------------------------------------------------------------------------------------------------
January 1, 2000 through December 31, 2000                                 19.4 million
-----------------------------------------------------------------------------------------------------------
January 1, 2001 through December 31, 2001                                 23.7 million
-----------------------------------------------------------------------------------------------------------
January 1, 2002 through December 31, 2002                                 26.0 million
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
January 1, 2003 through December 31, 2003                          28.4 million
-----------------------------------------------------------------------------------------------
January 1, 2004 through December 31, 2004                          30.0 million
-----------------------------------------------------------------------------------------------

      The conversion price is subject to adjustment upon the occurrence of certain events, including:

   . the issuance of Common Stock as a dividend or distribution on the Common Stock;

   . a subdivision, combination, consolidation or reclassification of the Common Stock;

   . the issuance of Common Stock (or options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) at a price per share less than the conversion price in effect on the date of issuance (except for issuances authorized by certain of our employee benefit plans and other options); and

   . any reductions in the conversion price as we deem advisable to prevent any distribution which would be treated for federal income tax purposes as a dividend of stock or stock rights from being taxable to the holders of Common Stock.

      The Series C Preferred Stock is normally convertible into Common Stock. However, in the event that such conversion would result in a stockholder or group (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) obtaining 35% or more of the outstanding voting stock of the Company (a "Triggering Event"), the indenture which governs our outstanding 10% Notes requires us to make an offer to purchase those notes. Accordingly, for so long as any of our 10% Notes remain outstanding, in the event that the conversion of the Series C Preferred Stock into Common Stock would cause a Triggering Event, the excess number of shares of Series C Preferred Stock will be convertible into Series D Preferred Stock.

Mandatory Conversion

      The Series C Preferred Stock will automatically convert into Common Stock or Series D Preferred Stock at any time after December 9, 2005 when the average trading price of the Common Stock equals or exceeds $32 per share (as adjusted) for at least 20 consecutive trading days.

Optional Redemption

      At any time after December 31, 2001, we will have the option to redeem all of the outstanding Series C Preferred Stock at a redemption price of $383.68 (103% of the par value of $372.50) per share including all accrued dividends to the date of redemption if both (i) the 20-day average trading price of the Common Stock equals or exceeds $32 per share (as adjusted) and (ii) the Company becomes "investment grade" as evidenced by the fact that our unsecured debt securities are rated equal to or better than "Baa3" by Moody's Investor Services and "BBB-" by Standard & Poor's Corporation. A holder of the Series C Preferred Stock has the right, however, to convert its shares into Common Stock rather than having them redeemed by us.

      At any time from and after December 9, 2008, we will have the right to redeem all of the outstanding Series C Preferred Stock at a redemption price of $372.50 per share plus all accrued dividends to the date of redemption, regardless of the trading price of the Common Stock. If a redemption of less than all of the shares of Series C Preferred Stock would not cause such payment to be treated for tax purposes as a dividend (as opposed to a capital transaction), we may make a partial redemption of the Series C Preferred Stock pro rata from each of the holders. A holder of the Series C Preferred Stock has the right, however, to convert its shares into Common Stock rather than having them redeemed by us.

Voting Rights

      Holders of Series C Preferred Stock are entitled to vote on all matters voted on by holders of Common Stock, voting as a single class, except the election of directors. With respect to a vote on any matter other than the election of directors, each share of Series C Preferred Stock entitles its holder to cast the same number of votes he or she would have been able to cast if such share of Series C Preferred Stock was converted into Common Stock on the record date. With respect to the election of directors:

 .     So long as the Lee Investors or their affiliates own at least 25% of the originally issued Series C Preferred Stock (or any shares of Common Stock issued upon conversion thereof), the holders of a majority of the shares of Series C Preferred Stock will be entitled to elect four of eleven directors of the Board;

 .     So long as the Thomas H. Lee Equity Fund IV, L.P. owns any shares of
      Series C Preferred Stock (or any shares of Common Stock issued upon conversion thereof), and the holders of the Series C Preferred Stock are entitled to elect four directors, the Thomas H. Lee Equity Fund IV, L.P. will have the right to appoint one of the four directors; and

 .     So long as the Lee Investors or their affiliates own at least 10% but less than 25% of the originally issued Series C Preferred Stock (or any shares of Common Stock issued upon conversion thereof), the holders of a majority of the shares of Series C Preferred Stock will be entitled to elect one director.

      For so long as any shares of Series C Preferred Stock remain outstanding, the vote of the holders of a majority of the outstanding shares of Series C Preferred Stock (in addition to any other consent or approval required by law) is required to:

 .     authorize, create or issue any class of stock having any preference or priority over the Series C Preferred Stock ("Senior Stock");

 .     authorize, create or issue any stock ranking equally with the Series C
      Preferred Stock with respect to voting, dividends or upon redemption, liquidation, dissolution or winding up of the Company ("Parity Stock");

 .     reclassify any shares of capital stock of the Company into Senior Stock or
      Parity Stock;

 .     authorize any security exchangeable for, convertible into or evidencing the right to purchase any shares of Senior Stock or Parity Stock;

 .     alter or change the rights, preferences or privileges of the Series C
      Preferred Stock;

 .     increase or decrease the authorized number of shares of Series C Preferred
      Stock or issue shares of Series C Preferred Stock other than to holders of Series C Preferred Stock pursuant to its terms; or

 .     waive or amend any provision of our Certificate or By-Laws in a manner adverse in any material respect to the holders of the Series C Preferred Stock.

      Regardless of the above, we may distribute rights pursuant to a shareholder rights plan approved by the Board of Directors without the consent of the holders of Series C Preferred Stock.

      In addition, in the event of a shareholder vote relating to matters which could result in the acceleration of dividends on the Series C Preferred Stock, including a change of control, liquidation, dissolution or winding up of the Company, holders of the Series C Preferred Stock are entitled to the number of votes that could be cast by virtue of the shares he or she currently owns, as well as the shares of Series C Preferred Stock he or she would receive as accelerated dividends (through receipt of the "Dividend Shares" described below) as a result of such event.

Consolidation or Merger

      In the event of any transaction which causes holders of Common Stock to receive other securities or property, including a capital reorganization or reclassification (other than a reclassification which causes an adjustment of the conversion price), a consolidation or merger of the Company with or into another corporation, or a sale or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, prior to the consummation of such transaction, each share of Series C Preferred Stock then outstanding will be convertible into (in lieu of the Common Stock issuable upon such conversion) the kind and amount of shares of stock and other securities and property (including cash) receivable upon consummation of such transaction by a holder of that number of shares of Common Stock into which one share of Series C Preferred Stock was convertible immediately prior to such transaction.

Change of Control

      Within five days of the occurrence of a "change of control," we may, but are not required to, offer to purchase all of the outstanding Series C Preferred Stock for 101% of the Series C Preferential Payment (as defined below). If we do not make such an offer:

 .     each holder of Series C Preferred Stock will receive additional shares of
      Series C Preferred Stock so that the total number of shares of Series C Preferred Stock he or she holds equals the Series C Preferential Payment divided by $372.50;

 .     dividends on the Series C Preferred Stock become payable in cash;

 .     the annual dividend rate on the Series C Preferred Stock will increase by
      2 1/2% to 11 1/2%;

 .     we will become subject to a covenant which, subject to certain exceptions, prohibits us from incurring additional indebtedness unless the ratio of our indebtedness (not including our hedging obligations) to consolidated stockholders' equity, after taking into account the incurrence, would be less than 2 to 1;

 .     we will be subject to a covenant which restricts the ratio of our indebtedness to consolidated tangible net worth from exceeding 6 to 1; and

 .     we will be subject to a covenant which restricts our unsecured indebtedness (except (1) indebtedness outstanding prior to the change of control, (2) indebtedness that refinances such indebtedness on substantially the same terms and (3) indebtedness represented by bank deposits at our subsidiary credit card bank) from exceeding $25 million at any time.

      In the event a change of control occurs, if we do not make an offer to purchase all of the outstanding Series C Preferred Stock and subsequently fail to pay a cash dividend on the Series C Preferred Stock or violate any of the covenants imposed under the Series C Certificate of Designation, the dividend rate then in effect on the Series C Preferred Stock will increase by an additional 2% to 13 1/2%, and at any time following the 91st day after maturity or redemption of our outstanding 10% Notes, the holders of the Series C Preferred Stock may put their shares to us for 101% of the Series C Preferential Payment.

      "Change of control" means any of the following:

 .    the acquisition by any individual, entity or group (within the meaning of
     Section 13(d)(3) or 14(d)(2) of the Exchange Act) (an "Acquiring Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of the combined voting power of our then outstanding voting securities entitled to vote generally in the election of directors, other than an acquisition by us, any of our subsidiaries, any of our or our subsidiaries' employee benefit plans or related trusts or the Thomas H. Lee Equity Fund IV, L.P. or its affiliates;

 .    during any period of 12 consecutive months after December 9, 1998, the individuals who at the beginning of such 12-month period constituted the Board of Directors of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided that (i) any director whose election, or nomination for election by our stockholders, was approved by a vote of the stockholders having the right to designate such director (including, without limitation, the exercise by the holders of a majority of the outstanding shares of Series C Preferred Stock of their right to elect directors) and (ii) any director whose election, or nomination for election by our stockholders, was approved by majority vote of the Board of Directors of the Company shall, in each case, be considered as though such director were a member of the Incumbent Board, but excluding, as a member of the Incumbent Board, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) and any person who is an affiliate or associate (as those terms are defined in the General Rules and Regulations under the Exchange Act) of an Acquiring Person having or proposing to acquire beneficial ownership of 25% or more of the continued voting power of our then outstanding voting securities entitled to vote generally in the election of directors;

 .    the approval by our stockholders of a reorganization, merger or consolidation following which all or substantially all of the beneficial owners of our voting securities immediately prior to such reorganization, merger or consolidation do not beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from such reorganization, merger or consolidation;

 .    we cease to own, directly or indirectly, 100% of the capital stock of
     Direct Merchants Credit Card Bank, National Association;

 .    the sale or other disposition of all or substantially all the assets of the
     Company in one transaction or series of related transactions;

 .    so long as any of our 10% Notes remain outstanding, the occurrence of a change of control as defined in the indenture pursuant to which such notes are issued (but only if we are obligated to make an offer to purchase outstanding notes governed thereby); or

 .    if our existing agreements with Fingerhut remain in effect, the occurrence of a change of control permitting Fingerhut to terminate such agreements, unless such change of control has been waived.

     Notwithstanding the preceding paragraphs, a change of control will not be deemed to occur if both a majority of the Board and the holders of a majority of the outstanding shares of Series C Preferred Stock so otherwise determine or if the acquisition by a person or group of 35% or more of the voting power or the change in composition of the Board described above is the result of a sale by a holder of the Series C Preferred Stock.

Series C Preferential Payment

      Upon the occurrence of certain events, the holders of the Series C Preferred Stock will be entitled to receive certain preferential payments (which are defined in the Series C Certificate of Designation as the Liquidation Preference) (the "Series C Preferential Payment"). If any of these events occurs prior to December 9, 2005, a holder of the Series C Preferred Stock will be entitled to receive the Series C Preferential Payment both in respect of the shares of Series C Preferred Stock he or she then owns ("Owned Shares") and in respect of the shares of Series C Preferred Stock he or she would have received as dividends from the date of such event through December 9, 2005 (the "Dividend Shares"). The table below outlines the Series C Preferential Payment to be received by holders of Series C Preferred Stock in certain specified events:

--------------------------------------------------------------------------------
Event                         Series C Preferential Payment
--------------------------------------------------------------------------------
Change of control prior to    The greatest of:
December 9, 2005              .   the Conversion Value (i.e. $372.50 plus
                                  accrued dividends plus the Premium Amount)

                                        OR

                              . the amount the holders of Series C Preferred Stock would have received had they converted all of the Owned Shares and Dividend Shares into Common Stock and sold such shares for the then-current market price

                                        OR

                              .   the amount the holders of Series C Preferred
                                  Stock would have received had they converted
                                  all of the Owned Shares and Dividend Shares
                                  into Common Stock and received the amount paid
                                  per share of Common Stock by the Acquiring
                                  Person in the change of control.
--------------------------------------------------------------------------------
Change of control after       The greatest of:
December 9, 2005              .   the Conversion Value

                                        OR

                              . the amount the holders of Series C Preferred Stock would have received had they converted all of the Owned Shares into Common Stock and sold such shares for the then-current market price

                                        OR

                              .   the amount the holders of Series C Preferred
                                  Stock would have received had they converted
                                  all of the Owned Shares into Common Stock and
                                  received the amount paid per share of Common
                                  Stock by the Acquiring Person in the change of
                                  control.
--------------------------------------------------------------------------------
Redemption prior to           The greater of:
December 9, 2005              .   the Conversion Value

                                        OR

                              . the amount the holders of Series C Preferred Stock would have received had they converted all of the Owned Shares and Dividend Shares into Common Stock and sold such shares for the then-current market price.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Event                         Series C Preferential Payment
--------------------------------------------------------------------------------
Redemption after December 9,       The greater of:
2005                               .   the Conversion Value

                                            OR

                                   .   the amount the holders of Series C
                                       Preferred Stock would have received had
                                       they converted all of the Owned Shares
                                       into Common Stock and sold such shares
                                       for the then-current market price.
--------------------------------------------------------------------------------
Liquidation or winding up          The greater of:
prior to December 9, 2005          .   the Conversion Value

                                            OR

                                   .   the amount the holders of Series C
                                       Preferred Stock would have received had
                                       they converted all of the Owned Shares
                                       and Dividend Shares into Common Stock
                                       immediately prior to such liquidation or
                                       winding up.
--------------------------------------------------------------------------------
Liquidation or winding up          The greater of:
after December 9, 2005             .   the Conversion Value

                                            OR

                                   .   the amount the holders of Series C
                                       Preferred Stock would have received had
                                       they converted all of the Owned Shares
                                       into Common Stock immediately prior to
                                       such liquidation or winding up.
--------------------------------------------------------------------------------

      All shares of Series C Preferred Stock offered hereby are fully paid and nonassessable.

Series D Preferred Stock

      The following summarizes certain terms of the Series D Preferred Stock. This discussion is necessarily general and is qualified in its entirety by the Certificate of Designation establishing the Series D Preferred Stock, a copy of which is included as an exhibit to the Registration Statement of which this prospectus is a part.

      The terms of the Series D Preferred Stock are essentially the same as the terms of the Common Stock, except that the Series D Preferred Stock has a liquidation preference of $.01 per share and is non-voting, except as required by law. In addition, the Series D Preferred Stock will automatically convert into Common Stock at the time such conversion will not cause a Triggering Event, as described above.

Certain Provisions of Our Certificate and By-Laws

     The following discussion is a summary of certain provisions of our Certificate and By-Laws relating to stockholder voting rights, advance notice requirements and other provisions which may have an "anti-takeover" effect. These and other provisions affect stockholder rights and should be given careful attention. The following description of certain of these provisions is necessarily general and is qualified in its entirety by reference to our Certificate and By-Laws, copies of which are included as exhibits to the Registration Statement of which this prospectus is a part.

Directors' Liability

     Our Certificate provides that, to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"), a director of the Company shall not be personally liable to us or our stockholders for monetary damages for any breach of the director's fiduciary duty as a director to us or our stockholders. In addition, the Certificate and By-Laws include certain provisions whereby our directors and officers generally shall be indemnified against certain liabilities to the fullest extent permitted or required by the DGCL. Insofar as these provisions permit indemnification for liabilities arising under the Securities Act, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable.

     As a result of these provisions, both we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care. Although our stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable.

Anti-Takeover Effects of Provisions of Our Certificate and By-Laws

     Certain provisions of our Certificate and By-Laws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board. They are also designed to discourage an unsolicited takeover of the Company if the Board determines that such takeover is not in our best interests and the best interests of our stockholders. These provisions, however, could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of stockholders deem such an attempt to be in their best interests.

     Pursuant to our Certificate, directors elected by the holders of Common Stock are divided into three classes serving staggered three-year terms. Such directors may be removed from office only for cause and only by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock. Except with respect to directors elected by the holders of Series C Preferred Stock, vacancies on the Board of Directors may be filled only by the remaining directors and not by the stockholders.

     Our By-Laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at the annual meeting of stockholders. In general, we must receive notice not less than 50 days nor more than 75 days prior to the meeting, and such notice must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and the stockholder submitting the proposal.

     Certain transactions with the Company may be subject to Section 203 of the DGCL. Section 203 prohibits certain "business combinations" between an "interested stockholder" and a corporation for three years after a stockholder becomes interested, unless one of the statute's exceptions applies. Section 203(c)(5) defines an interested stockholder as a person, broadly defined to include a group, who owns at least 15% of a company's outstanding voting stock. The statute defines business combinations expansively to include any merger or consolidation of, with, or caused by the interested stockholder. Section 203(a) provides three exceptions to the business combination prohibition. First, there is no constraint if the interested stockholder obtains prior board approval for the business combination or the transaction resulting in ownership of 15% of the target's voting stock. Second, the statute does not apply if, in completing the transaction that crosses the 15% threshold, the stockholder becomes the owner of 85% of the corporation's voting stock outstanding as of the time the transaction commenced. The statute provides that any shares owned by directors who are officers, and shares owned by certain stock option plans are excluded from the calculation; this exception applies most particularly to a tender offeror who has less than 15% of the target's stock and receives tenders that satisfy the 85% requirement. Finally, the statute does not apply if the interested stockholder's business combination is approved by the board of directors and affirmed by at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. On November 13, 1998, the Board of Directors, by unanimous vote, exempted the sale of the Series C Preferred Stock, along with any securities of the Company into which the Series C Preferred Stock is convertible, from the provisions of Section 203 of the DGCL.

Transfer Agent and Registrar

     We have appointed Norwest Bank Minnesota, N.A. to act as transfer agent and registrar with respect to our Common Stock.

                             PLAN OF DISTRIBUTION

      We are registering the Securities at the request of the selling stockholders.

      The Securities may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales of the Securities are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably. The selling stockholders may sell their Securities on terms to be determined at the time of sale at market prices prevailing at the time of sale or at negotiated prices.

      None of the selling stockholders has advised us of the manner in which it currently intends to sell the Securities pursuant to this prospectus. The selling stockholders may choose to sell all or a portion of such Securities from time to time in any manner described herein.

      The methods by which the Securities may be sold by the Lee Investors include:

      . through brokers, acting as principal or agent, in transactions (which may involve block transactions) on the New York Stock Exchange or such other national securities exchange or interdealer quotation system on which the Securities are then listed, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;

      . to underwriters who will acquire Securities for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price of and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time);

      . directly by the selling stockholders or through brokers or agents in private sales at negotiated prices; or

      . by any other legally available means.

      The methods by which the Common Stock may be sold by Mr. Kaul include all of the above, except that Mr. Kaul is subject to certain limitations in the case of sales to underwriters.

      In addition, any Securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

      Offers to purchase Securities may also be solicited by agents designated by the selling stockholders from time to time. Underwriters or other agents participating in an offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agents' commissions or fees.

      There is currently no established trading market for the Series C Preferred Stock or the Series D Preferred Stock, and it is uncertain whether there will be a trading market for the Series C Preferred Stock or the Series D Preferred Stock. We do not presently anticipate that the Series C Preferred Stock or the Series D Preferred Stock will be listed for trading on the New York Stock Exchange or otherwise.

      At the time a particular offering of any Securities is made hereunder, to the extent required by law, we will distribute a prospectus supplement which will set forth the number of Securities being offered, the selling stockholders offering such Securities and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for any Securities purchased from the selling stockholders, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or paid to dealers.

      In order to comply with the securities laws of certain jurisdictions, the Securities offered hereby will be offered and sold hereunder in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the Securities offered hereby may not be offered or sold hereunder unless the Securities have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and complied with.

      We have been advised that, as of the date hereof, the selling stockholders have not made an arrangement with any broker for the sale of their Securities. The selling stockholders and any underwriters, brokers or dealers involved in the sale of the Securities hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the Securities as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock offered hereby may not simultaneously engage in market-making activities with respect to the Common Stock for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which may limit the timing of purchases and sales by the selling stockholders. The foregoing may limit the marketability of the shares of Common Stock and the ability of any underwriter, broker, dealer or agent to engage in market-making activities.

      We will pay certain of the expenses incurred by us and the selling stockholders incident to the offering. The registration rights agreement entered into with the Lee Investors provides that we will pay all out-of-pocket costs in connection with the registration of the Securities owned by the Lee Investors, as well as underwriting commissions and similar fees not to exceed 3.3% of the gross proceeds received by the Lee Investors. The registration rights agreement entered into with Mr. Kaul provides that Mr. Kaul will pay 2% of all general out-of-pocket costs which we incur directly in connection with the registration of the Securities (except those expenses which we would incur notwithstanding the registration). We will not pay the registration and filing fees or out-of-pocket expenses directly attributable to the sale of Mr. Kaul's securities.

      In addition, pursuant to the registration rights agreements with the Lee Investors and Mr. Kaul, we have agreed to indemnify the selling stockholders, their officers, directors and agents and any person who controls such selling stockholder (and each underwriter and selling broker) against certain liabilities, including liabilities under the Securities Act, which may be incurred in connection with the sale of the Series C Preferred Stock, Common Stock and the Series D Preferred Stock under this prospectus. In return, the selling stockholders have agreed to indemnify us against certain liabilities.

      We have informed the selling stockholders of the need for delivery of copies of this prospectus under certain circumstances.

      We may suspend the use of this prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the SEC or similar events. We are obligated in the event of such suspension to use our reasonable efforts to ensure that the use of this prospectus (as amended or supplemented as necessary) may be resumed as soon as practicable.

                            VALIDITY OF SECURITIES

      The validity of the Securities will be passed upon for us by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

      The consolidated financial statements of the Company as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution


        SEC registration fee....................................................      $  291,234
        The New York Stock Exchange fee.........................................          35,000
        Legal fees and expenses.................................................          25,000
        Accounting fees and expenses............................................           5,000
        Printing and engraving expenses.........................................           3,000
        Blue Sky fees...........................................................          15,000
        Miscellaneous...........................................................          15,766
                                                                                  --------------
              Total.............................................................      $  390,000
                                                                                  ==============


         Except for the SEC registration fee, all of the foregoing fees and expenses are estimates and will vary depending upon the Securities sold pursuant to this Registration Statement.

Item 15. Indemnification of Officers and Directors

         Section 145 of the DGCL empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

         In accordance with the DGCL, the Certificate of the Company contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except to the extent provided by the DGCL:

         . for any breach of the director's duty of loyalty to the Company or its stockholders;

         . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         . under section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions; or

         . for any transaction from which a director derived an improper benefit.

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

         The Certificate and the By-Laws of the Company provide for indemnification of the Company's officers and directors to the fullest extent permitted by applicable law. In addition, the Company maintains insurance policies which provide coverage for its officers and directors in certain situations where the Company cannot directly indemnify such officers or directors.

Item 16. Exhibits

Exhibit
Number    Description of Exhibit
------    ----------------------
   3.1 Amended and Restated Certificate of Incorporation of the Company is incorporated herein by reference to Exhibit 3.a. to the Company's Registration Statement on Form S-1 (File No. 333-10831).
   3.2* Certificate of Amendment to the Amended and Restated Certificate of Incorporation.
   3.3* Amended Certificate of Designation of Series C Perpetual Convertible Preferred Stock.
   3.4 Certificate of Designation of Series D Junior Participating Convertible Preferred Stock is incorporated herein by reference to
          Exhibit 4.3 to the Company's Current Report on Form 8-K dated
          December 22, 1998.
   3.5*   Amended and Restated By-Laws, as amended, of the Company.
   4.1 Form of certificate for shares of Common Stock is incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3/A (File No. 333-60973).
   4.2*   Form of certificate for shares of Series C Preferred Stock.
   4.3*   Form of certificate for shares of Series D Preferred Stock.
   5.1*   Opinion of Sidley & Austin.
  10.1 Registration Rights Agreement dated as of December 9, 1998 between the Company and the investors named therein is incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 22, 1998.
  10.2* Registration Rights Agreement dated as of April 23, 1999 between the Company and Rakesh Kaul.
  12.1*   Computation of Ratio of Earnings to Fixed Charges.
  12.2*   Computation of Ratio of Earnings to Fixed Charges and Preferred
          Dividends.
  23.1    Consent of Sidley & Austin (included in Exhibit 5.1 hereto).
  23.3* Consent of KPMG Peat Marwick LLP with respect to the financial statements of the Company.
  24.1*   Powers of Attorney.

-----------
 *       Filed herewith.

Item 17.  Undertakings

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

                           Notwithstanding the foregoing, any increase or
               decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d) The undersigned Registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis Park, State of Minnesota, on June 29, 1999.


                                    METRIS COMPANIES INC.

                                    By: /s/ Ronald N. Zebeck
                                        -----------------------------
                                        Ronald N. Zebeck
                                        President, Chief Executive Officer
                                         and Director

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

By: /s/ Ronald N. Zebeck                President, Chief Executive Officer       Dated:  June 29, 1999
    ----------------------------
    Ronald N. Zebeck                    and Director
                                        (Principal Executive Officer)

By: /s/ David Wesselink                 Executive Vice President, Chief          Dated:  June 29, 1999
    ----------------------------
    David Wesselink                     Financial Officer
                                        (Principal Financial Officer)

By: /s/ Jean C. Benson                  Senior Vice President of Finance,        Dated:  June 29, 1999
    ------------------------------
    Jean C. Benson                      Corporate Controller
                                        (Principal Accounting Officer)

By: ----------------------------        Chairman of the Board of Directors
    Theodore Deikel

              *
By: ----------------------------        Director
    Dudley C. Mecum

              *
By: ----------------------------        Director
    Frank D. Trestman


By: ----------------------------        Director
    Derek V. Smith


By: ----------------------------        Director
    Lee R. Anderson

              *
By: ---------------------------         Director
    John A. Cleary

              *
By: ---------------------------         Director
    Thomas H. Lee

              *
By: ----------------------------        Director
    David V. Harkins

              *
By: ----------------------------        Director
    C. Hunter Boll

              *
By: ----------------------------        Director
    Thomas M. Hagerty

*By: /s/ Z. Jill Barclift                                Dated:  June 29, 1999
     ------------------------------
     Z. Jill Barclift
     Attorney-in-fact

                                 EXHIBIT INDEX
                           TO REGISTRATION STATEMENT
                                  ON FORM S-3

                             METRIS COMPANIES INC.

Exhibit
Number         Description of Exhibit
------         ----------------------
   3.1         Amended and Restated Certificate of Incorporation of the
               Company is incorporated herein by reference to Exhibit 3.a. to the Company's Registration Statement on Form S-1 (File No.
               333-10831).
  3.2*         Certificate of Amendment to the Amended and Restated Certificate
               of Incorporation.
  3.3*         Amended Certificate of Designation of Series C Perpetual
               Convertible Preferred Stock.
  3.4          Certificate of Designation of Series D Junior Participating
               Convertible Preferred Stock is incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated
               December 22, 1998.
  3.5*         Amended and Restated By-Laws, as amended, of the Company.
  4.1          Form of certificate for shares of Common Stock is incorporated herein by reference to Exhibit 4.1 to the Company's Registration
               Statement on Form S-3/A (File No. 333-60973)
  4.2*         Form of certificate for shares of Series C Preferred Stock.
  4.3*         Form of certificate for shares of Series D Preferred Stock.
  5.1*         Opinion of Sidley & Austin.
 10.1          Registration Rights Agreement dated as of December 9, 1998 between the Company and the investors named therein is
               incorporated herein by reference to Exhibit 10.3 to the Company's
               Current Report on Form 8-K dated December 22, 1998.
 10.2*         Registration Rights Agreement dated as of April 23, 1999 between the Company and Rakesh Kaul.
 12.1*         Computation of Ratio of Earnings to Fixed Charges.
 12.2*         Computation of Ratio of Earnings to Fixed Charges and Preferred
               Dividends.
 23.1          Consent of Sidley & Austin (included in Exhibit 5.1 hereto).
 23.3*         Consent of KPMG Peat Marwick LLP with respect to the financial statements of the Company.
 24.1*         Powers of Attorney.

-----------
*        Filed herewith.